Exhibit 11(c)

CLECO CORPORATION
COMPUTATION OF NET INCOME PER COMMON SHARE
(UNAUDITED)

	For the six months ended June 30
	2001	2000
	(Thousands, except share and per share amounts)
BASIC

Net income applicable to common stock	$ 22,822	$ 28,711
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Weighted average number of shares of common Stock outstanding during the period	45,012,715	44,914,866
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Basic net income per common share	$ 0.51	$ 0.64
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DILUTED

Net income applicable to common stock	$ 22,822	$ 28,711

Adjustments to net income related to Employee Stock Ownership Plan (ESOP) under the "if-converted" method:
Add loss of deduction from net income for actual Dividends paid on convertible preferred stock, net of tax	668	687
Add/(Deduct) additional cash contribution Required, which is equal to dividends on preferred stock less dividends paid at the common dividend rate, net of tax	11	(6)
Add tax benefit associated with dividends paid on allocated common shares	246	226
Adjusted income applicable to common stock	$ 23,747	$ 29,618
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Weighted average number of shares of common stock outstanding during the period	45,012,715	44,914,866

Number of equivalent common shares Attributable to ESOP	2,570,133	2,652,048

Common stock under stock option grants	271,815	10,610

Average shares	47,854,663	47,577,524
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Diluted net income per common share	$ 0.50	$ 0.62
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